AGREEMENT OF SALE AND PURCHASE


     THIS AGREEMENT made and entered into this 6th day of September, 1997, by and between AMCON DISTRIBUTING COMPANY, a Delaware corporation, hereinafter referred to as "Purchaser" and MARCUS DISTRIBUTORS, INC., a Missouri corporation, hereinafter referred to as "Seller".

     WITNESSETH:
     The parties desire to enter into this sale and purchase of certain assets, enter into a sublease agreement for certain premises now leased by the Seller, take an assignment of certain leases and aid the Seller in collecting its accounts receivable.

     NOW, THEREFORE, in consideration of the premises and the mutual promises and covenants contained herein, the parties, intending to be legally bound, agree as follows:

     1. SALE AND PURCHASE: Seller shall sell, convey, assign and deliver to Purchaser, and Purchaser shall purchase and take from Seller, the following
Assets:

          (a) All of the furniture, fixtures and equipment, including the computer system, listed on Exhibit A attached hereto, including certain motor vehicles used by Seller in the conduct of its business, which Seller represents are now located at the Seller's leased premises at 4827 North Lindbergh Blvd., St. Louis, Missouri 63044.

          (b) All of the Seller's inventory of products which are held for resale to customers, in condition for sale at the regular selling price of the Seller and in quantities that in the past have been sold in a three to four-month period. Private label cigarettes will not be in quantities that exceed the amounts sold in the three month period prior to the sale.

          (c) All of the supplies of the Seller, including but not limited to stamps of states that allow the assignment of stamps to purchasers, packing supplies, totes, cardboard shipping boxes and office supplies, including full boxes of copy paper and full boxes of computer paper if the Purchaser can utilize the paper.

          (d) All of Seller's right to use customer lists, logos and telephone numbers presently used by the Seller, the Seller's leasehold improvements, and all of the software used in the computer system, provided the Seller has the right to assign and transfer the software, together with the right to store, keep and utilize the company records (excluding corporate minute book, stock book and official corporate documents, software systems for accounts receivable, General Ledger and Journal) for a period of at least two
(2) years from Date of Closing, at which time the records will be turned over to Seller.

     2. PURCHASE PRICE. The total purchase price shall be the sum of the following:

          (a) The sum of Three Hundred Thousand One Hundred Dollars ($300,100.00) for all of the items described in paragraphs 1(a) (Exhibit A) and (d) (certain lists, etc.); plus

          (b) The cost value to the Seller of those state stamps which the Seller has the right to transfer and the Purchaser has the right to accept and use; plus

          (c) The agreed-upon value of the packing supplies, such as totes, boxes and full boxes of computer paper and copy paper. Any of the items mentioned in this paragraph (c) on which the price is to be agreed upon by the parties and no agreement is reached by the parties shall be retained by the Seller. Seller shall have reasonable time to remove these items from the Premises; plus

          (d) The sum of One Hundred Dollars ($100.00) for the items mentioned in paragraph 1(d) above; plus

          (e) The amount established for the purchased inventory: At 8:00 A.M. on the 10th day of October, 1997, representatives of Seller and Purchaser shall take a joint count of the inventory purchased and shall price and extend same. The inventory shall be priced at Seller's cost plus freight in, if any. Proof of cost shall be the Seller's invoice cost for the product. A computer printout of the list of the Seller's invoice cost of inventory items will be furnished to Purchaser prior to closing. The cost of the stamps placed on the cigarettes shall be included in the cost of the cigarettes. In no event shall the total inventory price exceed Four Million Two Hundred Thousand Dollars ($4,200,000). If the inventory contains any goods that are damaged or outdated and can be returned for credit, the Purchaser shall return such goods for credit, giving Seller a copy of the list of returned goods. The Purchaser shall pay the Seller the amount of the credit within five (5) days after receipt of the credit. If the inventory contains any items that are damaged or in a condition such that they are non-saleable at the regular selling price, the parties shall jointly determine a fair price, and if they cannot agree upon a fair price, the Seller shall have the right to store such goods or any excess inventory at the Purchaser's location for two (2) weeks, during which time Seller shall remove such goods. The Seller shall furnish to Purchaser at least ten (10) working days before Date of Closing a list showing the cost of every item in the inventory.

     3. PAYMENT OF PURCHASE PRICE. On Closing Date the Purchaser shall pay to the Seller the sum of Three Hundred Thousand One Hundred Dollars ($300,100.00) for the items set forth in paragraphs 2(a) and 2(d), less the amount of Five Thousand Dollars ($5,000.00), the earnest money paid and eighty percent (80%) of the estimated value of the items mentioned in paragraphs 2(b), 2(c) and 2(e), but in no event more than Three Million Three Hundred Sixty Thousand Dollars ($3,360,000.00). As soon as the inventory is extended and agreed upon and the total dollar value of the items set forth in paragraphs 2(b), 2(c), 2(d) and 2(e) is established, but in no event later than ten (10) working days after Closing Date, the Purchaser shall pay the unpaid balance of the total purchase price. Thirty (30) working days after Closing Date, Purchaser shall pay the Seller the adjustments, if any, on adjustable items such as utilities and rentals. The Purchaser agrees that it shall turn over to the Seller the Seller's proportionate part of the cigarette marketing sales rebates, if any, that were earned to the Date of Closing and paid to Purchaser. Such funds shall be turned over to the Seller with an accounting within five (5) days of their receipt. The Purchaser shall remit to the Seller the dollar amount of credit for goods returned for credit by Seller prior to Date of Closing and for which the credit can only be used by purchasing goods. At Closing, the Purchaser shall pay the Seller the amount of credits the Seller has on the major advertised cigarette brands. On all other credits of the Seller the Purchaser shall pay the Seller the amount of such credits at the end of the month in which the credits were used. A list of credits will be furnished by the Seller to the Purchaser. The parties at the time of taking the inventory, will determine the credited merchandise that the buyer will accept. If there is a credit that belongs to the Seller that the Purchaser cannot use, the Seller shall have the right to have the Purchaser purchase goods against the credit, providing the Seller will buy the goods purchased from the Purchaser. This sale of merchandise by the Seller will not violate any Agreement Not To Compete by the principals of the Seller.


     4. THE LEASES ASSUMED. Attached to this Agreement of Sale and Purchase is a list of Leased Assets (Exhibit B) showing the description of each leased asset, the name of the Lessor, the beginning and ending date of the lease, the rental due dates and the amount of the monthly or other periodic rental payment. On Closing Date, the parties shall compute the amount, if any, of prepaid rentals and this sum shall be paid by the Purchaser to the Seller. After Closing Date the Purchaser shall be solely responsible for all payments due or becoming due on the leases.

     5. ACCOUNTS RECEIVABLE. The Purchaser grants to the Seller the use of office space for a period of ninety (90) days after Closing so the Seller may effectively collects its accounts receivable. The Seller will be allowed to use the computers to generate billings and invoices with Seller's employees. The Seller shall have the sole right to adjust any claims made against the Seller by Seller's customers. The Purchaser shall reasonably cooperate with the Seller to aid it in the collection of its accounts receivable.

     6. LIABILITIES. Purchaser shall not assume nor otherwise be responsible for any liabilities or obligations of Seller, other than the obligations arising from the assignment of the Leases and other obligations set forth in this Agreement.

     7. CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER. The following conditions shall be precedent to the obligations of the Purchaser on Closing
Date:
          (a) All representations and warranties made in this Agreement shall be correct in all material respects as of the date hereof and Closing Date.

          (b)   Purchaser shall obtain at its cost, at least on or before ten
(10) days prior to Closing, all necessary licenses, permits, certificates and approvals by governmental authorities necessary to operate the business as presently conducted by Seller. In the event Seller has any licenses and permits which can be transferred, Seller shall transfer and assign such licenses and permits to Purchaser.

          (c) All actions, proceedings, instruments and documents required to carry out the terms and provisions of this Agreement and all other related legal matters shall have been approved by Purchaser and its counsel as of Closing Date.

          (d) Between the date of this Agreement and Closing Date, no event shall have occurred which materially or adversely affects the Assets or the business of Seller, and the Seller shall have carried on its business in the usual and customary manner.

          (e) From the date of the signing of this Agreement through Closing Date, Seller shall make available to Purchaser for inspection the sales records of Seller and Assets to be sold, so that Purchaser can satisfy itself that the sales records and Assets are as described and represented by Seller.

          (f) On or before ten (10) days prior to Closing Date, the Purchaser shall take such actions as may be necessary in order for it to enter into a sublease of the premises now occupied by the Seller. The lease shall be in the form attached hereto and marked Exhibit C and made a part hereof. The sublease shall become effective on Closing Date and is a net, net lease.

          (g) Purchaser and Nick Karakas and Tony Karakas shall enter into a non-compete agreement in the form as set forth in Exhibits D and E attached hereto.

          (h) The Purchaser shall have the sole right to hire or not to hire the employees of the Seller.

          (i) On or before Closing Date, Purchaser shall receive approval for assignments of all leases listed on Exhibit B. Purchaser, after assignment, shall hold the Seller harmless from any and all leases assigned to it by Seller.

     If any of the aforesaid conditions are not satisfied or do not occur on or before Closing Date, or have not been waived in writing by Purchaser, this Agreement shall be null and void.

     8. CASUALTY. In the event that prior to Closing a casualty shall cause damage or destruction to any portion of the Assets sold, then the Seller shall, at its sole cost and prior to Closing, repair or restore the Assets to substantially the same condition that the Assets were in on the date of this Agreement, and the Closing shall take place as provided herein. However, if the cost to repair or restore such damage or destruction is in excess of $10,000, the Purchaser shall have the option either to declare this Agreement null and void or to accept a reduction in the price being paid to Seller.

     9. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller represents, warrants and covenants as of the date hereof and/or as of Closing Date, the following:

          (a) Seller, at the time of signing this Agreement, is a corporation organized, validly existing, and in good standing under the laws of the State of Missouri and has all corporate charter and other power and requisite permits, licenses and other authorizations required to carry on and conduct its business and to own, lease or operate its property in the manner as such business is presently being conducted and as such properties are now being owned, leased or operated.

          (b) This Agreement and the consummation of the transactions contemplated hereby have been duly authorized and approved by the shareholders and directors of Seller and are not prohibited by any provision in the corporate charter or By-Laws of Seller.

          (c) Seller is the sole owner of and will have on Closing good fee simple title to all the Assets, free and clear of all liens, claims, restrictions and encumbrances of whatever kind and nature (except as may be specifically provided in this Agreement) and is under no restrictions or limitations to sell all the Assets to be sold and to enter into all agreements called for in this instrument.

          (d) Seller shall pay, or have paid, or have made provisions to pay all taxes, fees and licenses, including but not limited to sales taxes, fees or penalties which may affect the Assets to be sold.

          (e) Seller shall maintain insurance on the Assets and for liability against such hazards and risks of loss through Closing Date and in such amounts as are customarily insured against by reasonably prudent businessmen conducting a similar business.

          (f) There is no action, suit or proceeding pending or to Seller's knowledge threatened against Seller, at law or in equity, or before or by any governmental board, agency or instrumentality that would affect the Seller's ability to carry out the terms of this Agreement or to carry on its business and operate in the manner it has in the past two years, or which would affect the Assets, or which might affect Purchaser's ability to carry on Purchaser's business after Closing.

          (g) Seller is not in violation or in default with respect to any term, provision or covenant of any contract, promissory note, lease, agreement or other instrument under which any of the Assets sold hereunder may be bound, or which Purchaser is assuming herein.

          (h) The Assets being sold are and shall, as of Closing Date, be in good working order.

          (i) To the best of Seller's knowledge, after reasonable investigation, Seller is not in violation in any material respect of any federal, state or local law, ordinance, rule or regulation.

          (j) The records, documents and financial data furnished Purchaser by Seller are true and accurate. Seller has furnished Purchaser the compiled financial statements prepared by Richard E. Wolf C.P.A. for the years ending December 31, 1994, 1995 and 1996. The Seller's sales during the first six (6) months were Thirty-Five Million Nine Hundred Eighty Thousand Dollars ($35,980,000.00) including Four Million Two Hundred Nine Thousand Dollars ($4,209,000.00) of sales to Site Oil, Flash Oil and CFM.

          (k) Seller shall terminate all its employees and pay to them all wages and benefits due and owing its employees through Closing Date, including accrued vacation pay. Purchaser shall not assume any obligations for employees of Seller existing prior to Closing Date.

          (l) Listed on Exhibit F is a list and description of all contracts for services that the Purchaser agrees to take over by assignment from the Seller to the Purchaser. Prior to Closing, Seller shall furnish the Purchaser copies of all such contracts. Purchaser shall hold the Seller harmless from all payments due on such contracts for services after Closing Date.

          (m) Seller and Purchaser agree to waive the requirements of the Bulk Sales Law of Missouri.

          (n) Seller warrants that it shall pay all of its debts as the same come due and shall hold the Purchaser harmless from any claims, lawsuits and demands made against the Purchaser which accrued or are due because of actions of the Seller prior to Date of Closing, provided, that, prompt notice of any such claims are given to the Seller by the Purchaser prior to the Purchaser expending any funds in defense of such claim. If the Seller does not promptly defend such claim, the Seller shall be liable to the Purchaser for all expenses rightfully incurred by Purchaser in defense of such claim. To the best of Seller's knowledge, the sales figures given to the Purchaser regarding sales during the first six (6) months of 1997 are true and correct.

          (o)   Seller is not aware of any disputes with customers.

          (p)   Seller has no subsidiaries.

          (q) Seller is current in the payment of all taxes, licenses and fees, including state and federal taxes.

     All the representations, warranties, covenants and agreements of Seller set forth in this Agreement will be correct in all material respects as of Closing with the same force and effect as if they had been made on and as of the Closing Date and shall survive the Closing.

     10. NOTICE OF CLAIMS AND LITIGATION. The Seller until the Closing Date will promptly notify Purchaser in writing of any suits, actions, claims or administrative proceedings instituted, threatened or asserted by or against Seller with respect to the Assets sold hereunder, including without limitation any claims for unpaid taxes.

     Purchaser hereby indemnifies Seller against any and all actions, causes, claims or suits which may be brought against Seller in connection with the assets by reason of an action or failure to act which takes place on or after the Date of Closing.

     Seller hereby indemnifies Purchaser against any and all actions, causes, claims or suits which may be brought against Purchaser in connection with the assets by reason of an action or failure to act which takes place prior to the Date of Closing.

     This section shall survive Closing and shall remain in effect for a period of two (2) years after Closing.

     11. EXPENSES. Each of the parties hereto shall assume and bear its own expenses, costs and fees incurred or assumed by such party in connection with the negotiation, preparation, approval and consummation of this Agreement, whether or not the transaction provided for by this Agreement shall be consummated; and each party hereto, by its execution and delivery of this Agreement, agrees to, and shall indemnify and hold harmless the other party hereto from and against any and all liabilities or claims in respect to any such expenses, costs or fees.

     12. THE CLOSING. The consummation of the sale and purchase provided in this Agreement (referred to herein as the "Closing Date" or "Closing") shall take place at the offices of Susman, Schermer, Rimmel & Shifrin, 7711 Carondelet, Suite 1000, St. Louis, Missouri on October 10, 1997 at 10:00 A.M., or at such other time or upon such other date as may be mutually agreed upon by the Seller and Purchaser.

     13.   EVENTS ON CLOSING.

     (1)  On Closing Date, Seller shall deliver to Purchaser:

          (a) A Bill of Sale conveying all of Seller's right, title and interest in the Assets to Purchaser, warranting the Assets to be free and clear of all liens, claims, restrictions and encumbrances, except as may be specifically provided for in this Agreement.

          (b) Such other documents as may be necessary to transfer title to the Assets free and clear of any and all liens, claims, restrictions and encumbrances, including but not limited to, motor vehicle titles.

     (2)  At Closing, Purchaser shall deliver to Seller:

          (a) Checks of Purchaser for the purchase price as calculated in paragraphs 2 and 3 above.

     (3) At Closing, Purchaser and Seller shall enter into the following agreements:

          (a)  Commercial Lease attached hereto as Exhibit C; and

          (b)  Agreements Not To Compete attached hereto as Exhibits D and E.

          (c) For Seller to furnish to Purchaser prior to November 1, 1997 financial statements for the year through September, 1997.

     14. BINDING EFFECT. This Agreement shall be binding upon and inure to the benefit of the assigns and successors of the parties hereto.

     15. EARNEST MONEY. Purchaser, upon signing this Agreement, shall pay to the Seller the sum of Five Thousand Dollars ($5,000.00) as earnest money and as part purchase money. This sum shall be credited on the payment due ten
(10) days after Closing.

     16. ENTIRE AGREEMENT. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter hereof and there are no other agreements, either written or oral, regarding the subject matter hereof.

     IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.


SELLER:                            PURCHASER:
MARCUS DISTRIBUTORS, INC.          AMCON DISTRIBUTING COMPANY

By: Tony Karakas                   By: Kathleen M. Evans
    ---------------------              ----------------------
Its President                      Its President